December 17, 2007

Mr. Craig Slivka
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Pitney Bowes Inc.
Definitive 14A
Filed April 3, 2007
File No.: 001-3579

Dear Mr. Slivka,

Pitney Bowes Inc. (the “Company”) is submitting the following response to the Staff’s comment letter dated December 3, 2007, addressed to Michael J. Critelli and relating to the Company’s definitive proxy statement for the Annual Meeting of Stockholders filed on April 3, 2007 (the “Proxy Statement”). In preparing our response, we have utilized item number references consistent with your letter.

1.	We note your response to comment 8 of our August 21, 2007 letter. The disclosure on page 36 of your definitive proxy statement that you highlight discloses the financial objectives used to determine the size of the annual incentive pool. Our comment sought disclosure in future filings of the performance objectives or targets to be achieved in order for the named executive officers to earn their respective incentive compensation awards, rather than those used to determine the larger pool. Accordingly, we reissue comment 8 of our August 21, 2007 letter.

Response: In future filings, we will disclose the threshold income from continuing operations performance objective that is required to be met for annual incentive payments to be made to our executive officers in accordance with the requirements for deductibility under Section 162(m) of the Internal Revenue Code. In addition, we will disclose that the Executive Compensation Committee uses the performance targets for our annual incentive pool to create a baseline for its application of “negative discretion” in determining the annual incentive compensation payments to our executive officers. The Executive Compensation Committee then uses its discretion to further increase or decrease this incentive amount based on a number of factors such as the executive officer’s individual or business unit performance and his or her effectiveness in leading initiatives to drive the Company’s strategic imperatives.

In future filings, we will clarify that the payments to executive officers are predominantly tied to the annual incentive pool objectives, with the Executive Compensation Committee exercising discretion for individual executive performance, and, to the extent applicable and material, we will disclose any additional factors considered.

We trust that the above is responsive to the question raised by the staff. We would be pleased to answer any further questions on these issues which the staff may have and, if necessary, to meet with them. Should there be any questions, please do not hesitate to call me at (203) 351-6339 or Lori Zyskowski, Corporate and Securities Counsel and Assistant Secretary, at (203) 351-6724.

/s/ Johnna G. Torsone
Johnna G. Torsone
Senior Vice President and Chief Human Resources Officer